

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2019

Gerri A. Henwood
Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

> **Re:** **Baudax Bio, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Exhibit Nos. 10.5, 10.8-10.10, 10.12 and 10.15-10.22**
> **Submitted October 7, 2019**
> **File No. 377-02707**

Dear Ms. Henwood:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance